SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                      (AMENDMENT NO. ____________________)


                             Sonic Automotive, Inc.
  ---------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, Par Value $.01 Per Share
----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   83545G 10 2
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                                 (CUSIP Number)

          Peter J. Shea, Esq.; Parker, Poe, Adams & Bernstein, L.L.P.;
                   2500 Charlotte Plaza, Charlotte, NC 28244;
                            Telephone (704) 372-9000
-----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 10, 1997
----------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
 [ ].

         NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               Page 1 of 19 Pages

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--------------------------------                     ---------------------------
CUSIP NO.   83545G 10 2                13D           Page 2 of 19 Pages
          -----------------
--------------------------------                     ---------------------------

---------- ---------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           O. Bruton Smith
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [x]
                                                                (b) [ ]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           OO.  See Item 3.
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)                                        [ ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
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                           7     SOLE VOTING POWER
                                 5,476,250.  See Item 1.
                        --------------------------------------------------------
                           8     SHARES VOTING POWER
    NUMBER OF SHARES             -0-
 BENEFICIALLY OWNED BY  --------------------------------------------------------
 EACH REPORTING PERSON     9     SOLE DISPOSITIVE POWER
         WITH                    5,476,250.  See Item 1.
                        -------------------------------------------------------
                          10     SHARES DISPOSITIVE POWER
                                 -0-
---------- ---------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,476,250 shares. See Item 1.
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                            [ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           48.7%.  See Item 1.
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           IN
---------- ---------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------                    --------------------------
CUSIP NO.   83545G 10 2                 13D           Page 3 of 19 Pages
          -----------------
----------------------------------                    --------------------------

---------- ---------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Sonic Financial Corporation; T.I.N. 74-1725259
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [x]
                                                                (b) [ ]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           WC and OO.  See Item 3.
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)                                   [ ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           North Carolina
---------- ---------------------------------------------------------------------
   NUMBER OF SHARES        7     SOLE VOTING POWER
BENEFICIALLY OWNED BY            4,440,625.  See Item 1.
EACH REPORTING PERSON
         WITH
                        -------- -----------------------------------------------
                           8     SHARES VOTING POWER
                                 -0-
                        -------- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 4,440,625.  See Item 1.
                        -------- -----------------------------------------------
                          10     SHARES DISPOSITIVE POWER
                                 -0-
---------- ---------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,440,625 shares. See Item 1.
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                              [ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           39.5%.  See Item 1.
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           CO
---------- ---------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

                  This Schedule is filed with respect to the Class A common stock, par value $.01 per share (the "Class A Common Stock"), of Sonic Automotive, Inc., a Delaware corporation (the "Company"). The persons reporting on this Schedule are the owners of only Class B common stock, par value $.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), of the Company. Shares of Class B Common Stock are convertible into an identical number of shares of Class A Common Stock either at the option of the holder or upon the happening of certain events. Each share of Class A Common Stock entitles the holder to one vote per share. Each share of Class B Common Stock entitles the holder to ten votes per share, except in certain limited circumstances. For a discussion of the convertibility, voting rights and other attributes of the Class B Common Stock, see the discussion under the caption "Description of Capital Stock--Common Stock" in the Company's Registration Statement on Form S-1 (Registration No. 333-33295) (the "Registration Statement") on file with the Securities and Exchange Commission, which is incorporated into this Schedule by this reference. See Exhibit No. 1. The principal executive offices of the Company are located at 5401 East Independence Boulevard, Charlotte, North Carolina. The preferred mailing address of the Company is P.O. Box 18747, Charlotte, North Carolina 28218.

ITEM 2.           IDENTITY AND BACKGROUND.


                  This Schedule is filed on behalf of a group consisting of O. Bruton Smith, hereinafter referred to as "Mr. Smith," and Sonic Financial Corporation, hereinafter referred to as "Sonic Financial." Mr. Smith, a United States citizen, is Chairman and Chief Executive Officer of the Company, an operator of multiple automobile dealership franchises whose principal business address is 5401 East Independence Boulevard, Charlotte, North Carolina, and the Chairman and Chief Executive Officer of Speedway Motorsports, Inc., an operator of several motor speedways and promotor of motor racing events whose principal business address is U.S. Highway 29 North, Concord, North Carolina. The address of the principal business and executive office of Sonic Financial, a North Carolina corporation, is 5401 East Independence Boulevard, Charlotte, North Carolina 28218. Sonic Financial maintains a portfolio of certain real estate and securities investments and is a holding company for an insurance company.

                  During the last five years, neither Mr. Smith nor Sonic Financial has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                                 Page 4 of 19 Pages

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The 5,476,250 shares of Common Stock reported by this Schedule as beneficially owned by Mr. Smith (the "Shares") include 7,105 shares (the "Sonic Financial Reorganization Shares") acquired by Sonic Financial on June 30, 1997 in exchange for all of the outstanding capital stock and limited liability company interests, as the case may be, owned by Sonic Financial of Town & Country Ford, Inc., Fort Mill Ford, LLC, Lone Star Ford, Inc. and Frontier Oldsmobile-Cadillac, Inc. and 100 shares of the Company's original common stock, par value $.01 per share, that had been acquired by Sonic Financial at the original organization of the Company for $100.00 on January 30, 1997 (see Exhibit No. 2); and (b) 4,433,520 shares (the "Sonic Financial Dividend Shares" and, together with the Sonic Financial Reorganization Shares, the "Sonic Financial Shares") acquired by Sonic Financial as part of a Class B Common Stock dividend declared by the Company's Board of Directors on October 16, 1997 (the "Class B Dividend"). Of the remaining 1,035,625 shares of Common Stock, 1,657 shares (the "Smith Reorganization Shares") were acquired by Mr. Smith on June 30, 1997 in exchange for all of the outstanding capital stock owned by Mr. Smith of Marcus David Corporation (d/b/a Town & Country Toyota) and Fort Mill Ford, LLC (see Exhibit No. 3) and 1,033,968 shares (the "Smith Dividend Shares" and together with the Smith Reorganization Shares, the "Smith Shares") were acquired as part of the Class B Dividend.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Mr. Smith acquired the Shares in a reorganization and capital restructuring of the Company incident to the Company's initial public offering of its Class A Common Stock (the "IPO"). His purpose in acquiring the Shares was to continue his control of the Company. Except as indicated below (and as described in the Registration Statement), Mr. Smith and Sonic Financial have no present plans or proposals that relate to or would result in:

                  (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, except as may be negotiated by the Company in connection with future acquisitions by the Company;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except to increase the board from its present four directors and thereafter appoint outside directors and the Company's Executive Vice President as a director;



                              Page 5 of 19 Pages

                  (e) any material change in the present capitalization or dividend policy of the Company;

                  (f) any other material change in the Company's business or corporate structure;

                  (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                  (j) any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  The 5,476,250 Shares constitute approximately 48.7% of the Common Stock outstanding at the date of filing of this Schedule and represent approximately 81.1% of the combined voting power of the Common Stock (in those circumstances in which the Class B Common Stock has ten votes per share). The 4,440,625 Sonic Financial Shares constitute approximately 39.5% of the Common Stock outstanding at the date of filing of this Schedule and represent approximately 65.8% of the combined voting power of the Common Stock (in those circumstances in which the Class B Common Stock has ten votes per share).

                  Mr. Smith and Sonic Financial have effected no transactions in the Common Stock during the past 60 days, except as explained in Item 3.

                  Mr. Smith has sole voting and dispositive power over the Shares. Sonic Financial has sole voting and dispositive power over the Sonic Financial Shares. But see Item 6.

ITEM 6. CONTRACTS, ARRANGEMENTS. UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Mr. Smith owns, of record and beneficially, the substantial majority of Sonic Financial's outstanding capital stock.

                  Mr. Smith and Sonic Financial have entered into a Registration Rights Agreement dated as of June 30, 1997 (the "Registration Rights Agreement") with the Company, B. Scott Smith and Egan Group LLC. Subject to certain limitations, the Registration Rights Agreement provides Mr. Smith, Sonic Financial, B. Scott Smith and Egan


                               Page 6 of 19 Pages

                  Group LLC with certain piggyback registration rights that permit them to have their shares of Common Stock, as selling security holders, included in any registration statement pertaining to the registration of Class A Common Stock for issuance by the Company or resale by other selling security holders, with the exception of registration statements on Forms S-4 and S-8 relating to exchange offers (and certain other transactions) and employee stock compensation plans, respectively. These registration rights will be limited or restricted to the extent an underwriter of an offering, if an underwritten offering, or the Company's Board of Directors, if not an underwritten offering, determines that the amount to be registered by Sonic Financial, Mr. Smith, B. Scott Smith and Egan Group, LLC would not permit the sale of Class A Common Stock in the quantity and at the price originally sought by the Company or the original selling security holders, as the case may be. The Registration Rights Agreement expires on the tenth anniversary of the closing of the IPO, which occurred on November 17, 1997.

                  Mr. Smith and Sonic Financial have each signed letter agreements dated as of November 10, 1997 (the "Lock Up Agreements") with Merrill Lynch & Co., Merrill Lynch, Pierce Fenner & Smith Incorporated, NationsBanc Montgomery Securities, Inc. and Wheat, First Securities, Inc., as the U.S. representatives of the U.S. underwriters of the Company's IPO and Merrill Lynch International, NationsBanc Montgomery Securities, Inc. and Wheat, First Securities, Inc., as the lead managers of the international managers of the Company's IPO. Under the Lock Up Agreements, Mr. Smith and Sonic Financial have agreed, for a period of 180 days from November 10, 1997, not to, without the consent of the IPO underwriters,
                  (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                      Exhibit No.           Description

                           1 "Description of Capital Stock-- Common Stock" excerpted from the Registration Statement on Form S-1 of Sonic Automotive, Inc.
                                             (Registration No. 333-33295)

                           2 Subscription Agreement between Sonic Financial and the Company dated June 30, 1997

                               Page 7 of 19 Pages

                           3                 Subscription Agreement between Mr.
                                             Smith and the Company dated June
                                             30, 1997


                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    November 18, 1997



                                      /s/ O. Bruton Smith
                                      --------------------
                                      O. Bruton Smith


                                      SONIC FINANCIAL CORPORATION


                                      By:/s/ William R. Brooks
                                        ----------------------
                                             William R. Brooks
                                             Vice President



                               Page 8 of 19 Pages

                                  EXHIBIT INDEX

Exhibit No.      Description                                            Page No.
----------       -----------                                            --------

     1        "Description of Capital Stock--Common Stock" excerpted        10
              from the Registration Statement on Form S-1 of Sonic
              Automotive, Inc. (Registration No. 333-33295)

     2        Subscription Agreement between Sonic Financial and the        12
              Company dated June 30, 1997

     3        Subscription Agreement between Mr. Smith and the Company      16
              dated June 30, 1997

                               Page 9 of 19 Pages

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